UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Merger of Wholly-Owned Israeli Real Estate Subsidiary into the Company

On December 27, 2018, Gazit-Globe Ltd. (the “Company”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange that the Company’s board of directors has approved the merger, with and into the Company, of the Company’s wholly-owned and fully-consolidated Israeli subsidiary, G Israel Commercial Centers Ltd. (the “Israeli Subsidiary”). The Israeli Subsidiary is primarily engaged in the acquisition, development and management of shopping centers in Israel.

The merger will be effected in accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”) and Section 103 of the Israeli Income Tax Ordinance [New Version], 5721-1961. As a result of the merger, the separate legal existence of the Israeli Subsidiary will cease. No consideration will be payable in connection with the merger. Upon consummation of the merger, all assets and liabilities (including legal proceedings, encumbrances on properties and employee-related funds) of the Israeli Subsidiary will be transferred by operation of law to the Company, effective retroactive to December 31, 2018. In addition, employees of the Israeli Subsidiary will be deemed to have been employed by the Company since the outset of their respective employments.

The consummation of the merger is subject to completion of certain customary, requisite notices and filings under the Companies Law, as well as the fulfillment of certain conditions, including: receipt of certain third-party consents; the absence of any court, government or other authority’s decision, legislation or other action that prevents, delays or prohibits the completion of the merger; receipt of a ruling from the Israeli Tax Authority as to tax-free treatment for the merging companies in the merger, to the Company’s satisfaction; and receipt of any other approvals required under law. As part of its request for the Israeli tax ruling, the Company has also requested that there be no limitations placed on changes to the rights of the Company’s shareholders.

Completion of the merger does not require approval by the shareholders of either the Company or the Israeli Subsidiary, due to the qualification of the merger for an exemption from such approval under the Companies Law. To the extent that any of the merger closing conditions is not met by December 31, 2020 (or such later date upon which the parties may agree), either party may terminate the merger agreement, provided that such party’s failure to uphold its obligations under the merger agreement was not primarily responsible for the non-fulfillment of the subject closing condition.

Upon consummation of the merger, the Company will be obligated to pay an acquisition tax in an amount equal to 0.5% of the value of the assets of the Israeli Subsidiary to be acquired in the merger, which constitutes a non-material tax expense for the Company.

The Company believes that the merger is not material to the Company, in that the Israeli Subsidiary is already wholly-owned and fully controlled by the Company, and its assets and liabilities are already fully consolidated within the Company’s consolidated financial statements. Towards that end, the merger will not result in the acceleration of the repayment schedule for the indebtedness of the Company, in that the Company is able to declare to its debenture holders that there is no reasonable concern that the merger will result in the Company’s inability to fulfill its obligations to its debenture holders. Because the Israeli Subsidiary’s primary liability is its NIS 2.3 billion intercompany indebtedness to the Company, the Company, as the current sole shareholder of the Israeli Subsidiary, is anyway subordinated in its right to repayment relative to other creditors of the Israeli Subsidiary; therefore, the elimination of that inter-company indebtedness due to the merger will not impact the Company on a stand-alone basis, or its shareholders.

In approving the merger, the Company’s board of directors considered numerous factors, including the following primary factors:

●	Concentration of the Company’s real estate assets in Israel under the Company directly will improve the consolidated Company’s position vis-à-vis its debenture holders and financial institutions, and strengthen its branding in Israel.

●	The merger is expected to optimize the Company’s consolidated activities vis-à-vis third parties in Israel (partners, suppliers and tenants) and to strengthen its position, also creating business opportunities for the consolidated Company.

●	The merger is expected to increase the efficiency of the Company’s Israeli operations as one economic unit, thereby leading to expected savings in operating costs, reduction in costs of systems of finance, legal, operations and marketing, and combining of divisions and processes, thereby generating synergies of joint operations.

●	The absence of impact on the assets or liabilities included in the Company’s consolidated financial statements, given that the Israeli Subsidiary’s financial results are already consolidated into those of the Company.

●	The Company need not pay any consideration in the merger, thereby avoiding any dilution to the Company’s shareholders as a result of the merger (to the extent that consideration would otherwise be paid via issuance of shares of the Company).

●	The merger will not impact the rights of the Company’s debenture holders, or other commitments or liabilities of the Company, as it will not alter the overall liabilities of the combined company or materially detract from its ability to repay its publicly-traded debentures. Moreover, because the Company will have direct holdings in the Israeli subsidiary’s assets following the merger, the creditors of the Company, including the debenture holders, will improve their position by benefiting from direct access to the Company’s Israeli real estate assets.

●	The Israeli Subsidiary’s financial data shows that its assets will be sufficient for the full repayment of its liabilities to all of its creditors. Accordingly, the consummation of the merger will not adversely affect the position of the Company (solo) nor of its shareholders.

●	There is no reasonable concern that the merger will result in the Company’s inability to fulfill its obligations to its creditors.

●	To the best of the Company’s knowledge no directors, controlling shareholders or other related parties of the Company has a personal interest (i.e., a conflict of interest) in the consummation of the merger, and no changes to the holdings in the Company of any such persons is expected due to the consummation of the merger.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: December 28, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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